Filed by Warner-Lambert Company
                      pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant Rule 14a-12
                                     of the Securities Exchange Act of 1934
                                              Commission File No:  001-3608
                                   Subject Company:  Warner-Lambert Company


The following communications include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements in this document include statements about future financial and operating results and the proposed Warner-Lambert/Pfizer transaction. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger between Warner-Lambert and Pfizer; failure of the Warner-Lambert or Pfizer stockholders to approve the merger; the risk that the Warner-Lambert and Pfizer businesses will not be integrated successfully; the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting and Warner-Lambert's and Pfizer's businesses generally. More detailed information about those factors is set forth in Warner-Lambert's and Pfizer's filings with the Securities and Exchange Commission, including their Annual Reports filed on Form 10-K for the fiscal year ended 1998, especially in the Management's Discussion and Analysis section, their most recent quarterly reports on Form 10-Q, and their Current Reports on Form 8-K. Warner-Lambert and Pfizer are under no obligation to (and expressly disclaims any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

                                   * * * * * *

On November 15, 1999, Pfizer filed a joint proxy statement/prospectus in connection with its proposed merger with Warner-Lambert. Pfizer and Warner-Lambert will be jointly preparing an amendment to the joint proxy statement/prospectus and will be filing such amendment with the Securities and Exchange Commission as soon as practicable. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Pfizer Inc. and Warner-Lambert Company with the Commission at the Commission's web site at www.sec.gov. In addition, the joint proxy statement/prospectus and other documents filed with the SEC by Pfizer may be obtained for free from Pfizer by directing a request to Pfizer Inc., 235 42nd Street, New York, New York 10017, Attention: Investor Relations, telephone: (212) 573-2668. Documents filed with the SEC by Warner-Lambert may be obtained for free from Warner-Lambert by directing a request to Warner-Lambert Company, 201 Tabor Road, Morris Plains, New Jersey 07950, Attention: Corporate Secretary, telephone (212) 385-4593.

Warner-Lambert, its directors, executive officers and certain other members of Warner-Lambert management and employees may be soliciting proxies from Warner-Lambert stockholders in favor of the merger. Information concerning the participants will be set forth on a Schedule 14A filed as soon as practicable.

Pfizer, its directors, executive officers and certain other members of Pfizer management and employees may be soliciting proxies from Pfizer stockholders in favor of the merger. Information concerning the participants will be set forth on a Schedule 14A filed as soon as practicable.


THE FOLLOWING ADVERTISEMENT WAS PLACED IN SEVERAL NATIONAL NEWSPAPERS BY WARNER-LAMBERT AND PFIZER ON FEBRUARY 7, 2000:

                   A MESSAGE FROM WILLIAM C. STEERE, JR.,
               CHAIRMAN OF PFIZER, AND LODEWIJK J.R. DE VINK,
                         CHAIRMAN OF WARNER-LAMBERT


Pfizer and Warner-Lambert are joining together to create the world's leading research-based pharmaceutical company.

This is a merger of the world's two fastest-growing major pharmaceutical businesses, driven by innovation, a broad array of leading pharmaceutical and consumer products and a powerful portfolio of research candidates.

This year, our company will invest $4.7 billion in research and development -- the largest pharmaceutical research program anywhere. We will have a combined scientific staff of 12,000 with six state-of-the-art research campuses. With 138 compounds under development, our R&D uses cutting-edge technology to pursue treatments for cardiovascular disease, cancer, diabetes, mental health disorders and HIV/AIDS, among other areas.

Our enthusiasm for what we can accomplish together is based on the partnership we built with Lipitor, which today is the world's most rapidly growing medication for lowering cholesterol. This success is based on mutual respect, teamwork and continuous innovation. These values will be at the core of our new company.

It is a historic day for us, our shareholders, employees and the communities in which we do business. We will be leaders in an era of exciting medical breakthroughs, bringing new treatments and cures to patients around the world.


        William C. Steere, Jr.                         Lodewijk J.R. de Vink
Chairman and CEO of Pfizer Inc.             Chairman and CEO of Warner-Lambert

        [Logo of Pfizer Inc.]                  [Logo of Warner Lambert Company]

                        THE WORLD'S FASTEST-GROWING
                           PHARMACEUTICAL COMPANY